December 13, 2018

David A. Beaver
Vice President and Corporate Controller
Crown Holdings, Inc.
770 Township Line Road
Yardley, PA 19067

       Re: Crown Holdings, Inc.
           Registration Statement on Form S-4
           Filed December 6, 2018
           File No. 333-228692

Dear Mr. Beaver:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood Staff Attorney at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction